

April 16, 2014

Via E-mail
Mr. John N. Seitz
Chief Executive Officer
GulfSlope Energy, Inc.
2500 City West, Suite 800
Houston, Texas 77042

      Re: **GulfSlope Energy, Inc.**
               Registration Statement on Form S-1
               Filed March 20, 2014
               File No. 333-194694

Dear Mr. Seitz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note statements throughout your prospectus regarding your status as an emerging growth company. Please supplementally provide us with copies of any written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We note that you filed a Form 8-K on June 6, 2013 disclosing the appointment of Mr. Seitz as your CEO and it appears that during 2013 he came to own 36.5% of the common stock. Please provide us with your analysis regarding whether those events triggered disclosure requirements under Item 5.01 of Form 8-K.

Prospectus Summary, page 1

3. Please clarify what you mean by E&P companies. In addition, please add a brief description of your business plan, focusing on how you ultimately intend to generate revenue.

4. Please balance the discussion of your business with a discussion of your principal competitive challenges and risks. Refer to Securities Act Release No. 33-6900.

5. Please clarify where within North America you are focusing your efforts.

Competitive Advantages, page 3

Experienced management team, page 3

6. Please expand your disclosure to explain why you believe that the "strength of [y]our management team distinguishes" you from your competitors.

Advanced seismic image processing, page 3

7. Please revise your disclosure to clarify how this factor is specifically a competitive advantage for you.

Well positioned to acquire lease and prospect acquisition opportunities

8. Please revise your disclosure to clarify how you believe you are well positioned to exploit these opportunities.

Recent Developments, page 5

9. Please explain what you mean by the terms "prospects" and "3D seismic."

Summary Financial Data, page 6

10. Please ensure that your summary financial data agrees to your financial statements. For example, what you have presented as net loss is labeled as net loss from operations on your statement of operations. In addition, accrued expenses and other are not zero on your balance sheets as of September 30, 2013 and 2012. Finally, the balance sheet data as of December 31, 2012 does not agree to your balance sheet. Please revise or advise.

John N. Seitz
GulfSlope Energy, Inc.
April 16, 2014
Page 3

Risk Factors, page 7

Our fiscal 2013 audited financial statements contain a going-concern qualification . . . , page 8

11. We note that your independent accounting firm has expressed substantial doubt about your ability to continue as a going concern. Please provide an estimate as to the amount of capital you will need to continue as a going concern over the next 12 months.

Selling Security Holders, page 18

12. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity and Capital Resources, page 33

13. We note your disclosure that you will require up to $19.4 million to fund operations during calendar 2014. Please discuss in more detail what is included in this $19.4 million. Please discuss your material commitments for capital expenditures. Please provide a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing.

14. We also note that you have working capital deficits. Please discuss your intentions as to how you plan to fund working capital and whether it is included in the $19.4 million that you have disclosed you require to fund operations during calendar 2014.

Management, page 37

15. Please revise the biographical information for Mr. Seitz and Dr. Bain to disclose, for the last five years, the name and principal business of any corporation or other organization where they were was employed and the dates or duration of such employment. Please refer to Item 401(e) of Regulation S-K.

Financial Statements of GulfSlope Energy, Inc. as of and for the years ended September 30, 2013
and 2012 and for the period from inception, page F-2

Balance Sheets, page F-3

16. For the year ended September 30, 2012, your subtotal for current liabilities does not
appear to be the summation of all of the amounts you have listed in the current liabilities
section. Please revise or advise.

Note 3 – Exploration costs, page F-10

17. We note your disclosure that on March 20, 2013, the company entered into an agreement
with third parties pursuant to which the company was assigned the exclusive right to
license certain seismic data. You also state on page F-14 in footnote 7 that in April 2013
the company issued 243,516,666 shares of common stock to third parties in relation to the
licensing of certain seismic data. However, on page F-13 in your related party
transactions footnote, it appears that the stock paid as consideration for this agreement
was issued to current officers of your company. Please explain to us the relationship of
your current officers to the licensor of the seismic data. Please revise your disclosures to
clarify if this transaction was with unrelated third parties or related parties.

18. We note that in March 2013 you entered into two seismic data licensing agreements with
different seismic companies and that license fees totaled $6,135,500 and $4,012,260.
Please revise your disclosure to summarize the material terms of the agreements and file
the agreements as exhibits, or provide us with an analysis as to why these agreements
should not be considered material contracts within the meaning of Item 601(b)(10) of
Regulation S-K.

Note 5 – Income Taxes, page F-10

19. We note your disclosure of a provision for income taxes of $100 for the year ended
September 30, 2012. However, your Statement of Operations shows $0 for provision for
income taxes for the same period. Please revise or advise.

Note 6 – Related Party Transactions, page F-12

20. To the extent some or all of your officer(s) or director(s) do not receive reasonable
compensation for the amount of time devoted to the company, please disclose that the
financial statements do not include compensation charges for services donated by certain
officer(s) or director(s) of the company, and quantify the fair value of the donated
services. To the extent any other donated services exist, such as certain accounting
services provided by Domenica Seitz, please disclose with quantification of the amount.
Refer to ASC 850-10-50-1.

Condensed Statements of Operations, page F-17

21. We note that basic and diluted loss per share are equal. Please tell us and disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to ASC 260-10-50-1c.

Outside Back Cover Page of Prospectus

22. Please provide disclosure required by Item 502(b) of Regulation S-K.

Part II – Information Not Required in the Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

23. Please revise to state briefly the facts relied upon to make the exemption available. Please see Item 701(d) of Regulation S-K.

Signatures, page II-5

24. Please revise the signature page to include the signature of your controller or principal accounting officer in accordance with Instruction 1 to the Signatures section of Form S-1.

Exhibit 5.1

25. In the fourth paragraph of its opinion, with respect to the shares covered by the registered resale transaction, counsel uses the qualification "when issued and delivered by the Company in accordance with their terms." Please clarify why this qualification is necessary, as it appears based on the disclosure in the prospectus that all of the shares are issued and outstanding, or have counsel revise its opinion to eliminate this qualification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Sellars, Staff Accountant at (202) 551-3348 or Jim Allegretto, Senior Assistant Chief Accountant at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Dieter King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Thomas C. Pritchard, Esq.
        Brewer & Pritchard, P.C.